

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Division of Corporation
Finance

Mail Stop 4561

November 17, 2009

Jason D. Davis
President and Chief Executive Officer
Blue Moose Media, Inc.
3113 St Christopher Ct.
Antioch, CA 94509

Re: Blue Moose Media, Inc.
Amendment No. 2 to Registration Statement on Form 10-12G
Filed October 28, 2009
File No. 000-53769

Form 10-Q for Quarterly Period Ended September 30, 2009
Filed November 12, 2009
File No. 000-53769

Dear Mr. Davis:

We have reviewed the above-referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for Quarterly Period Ended September 30, 2009

Item 4T. Controls and Procedures, page 11

1.   Please revise to disclose the conclusions of your principal executive and principal
        financial officers, or persons performing similar functions, regarding the
        effectiveness of your disclosure controls and procedures (as defined in Rule 13a-
        15(e) or Rule 15d-15(e) under the Exchange Act) as of the end of the period
        covered by the report, based on the evaluation of these controls and procedures
        required by paragraph (b) of Rule 13a-15(b) or Rule 15d-15 under the Exchange
        Act. See Item 307 of Regulation S-K.

Item 6. Exhibits and Reports

Exhibit No. 31

2.   We note that you filed your Principal Executive Officer and Principal Financial
        Officer certification under Item 601(b)(31) of Regulation S-K. Please amend
        your filing and revise this certification to include the complete introductory
        language of paragraph 4 of Item 601(b)(31) of Regulation S-K. In this regard, we
        note your disclosure on page 11 that your Company's management is responsible
        for establishing and maintaining adequate internal control over financial reporting
        (as defined in Exchange Act Rule 13(a)-15(f)).

                              *   *   *   *   *

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, to me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (435) 688-7318
        Cletha Walstrand, Esq.